Exhibit 1.01

ERICKSON INCORPORATED
Conflict Minerals Report
For Calendar Year Ended December 31, 2014

Introduction
This report of Erickson Incorporated (the “Company” or “we”) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten and gold (“3TG”) for the purposes of this assessment. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).

Company Overview
We are a leading global provider of aviation services to a worldwide mix of commercial and government customers. We operate a diverse fleet of approximately 80 rotary-wing and fixed-wing aircraft, including a fleet of 20 heavy-lift Erickson S-64 Aircranes ("Aircranes"). Our fleet supports a variety of government and commercial customers, across a broad range of aerial services, including critical supply and logistics for deployed military forces, humanitarian relief, firefighting, timber harvesting, infrastructure construction, and crewing. We also maintain a vertically-integrated manufacturing capability for the Aircrane, related components, and other aftermarket support and maintenance, repair, and overhaul services for the Aircrane and other aircraft.

Supply Chain
In 2015, the Company determined that in connection with its manufacturing activities, certain of its manufactured products that it sold in 2014 were likely to contain 3TG. We completed an analysis of our supply chain using an initial filter based on the probability of 3TG content and focusing on suppliers that represent the significant majority of our overall supply chain spending.

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. Due to the depth of our supply chain, we are far removed from the sources of ore from which these minerals are produced and the smelters/refiners that process those ores. We believe our efforts to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. The amount of information available globally on the traceability and sourcing of these ores is limited at this time. We do not believe this situation is unique to Erickson.

Our supply agreements with many of our suppliers are generally in force for multiple years and we cannot unilaterally impose new contract terms regarding 3TG sourcing information and flow-down requirements in our existing supply agreements. However, as we enter into new supply agreements, we plan to include in these agreements provisions setting forth the expectation that our suppliers will be accountable to provide information to us about the source of 3TG in the products, components and materials they supply to us.

Conflict Minerals Policy
We have developed and published the following Conflict Minerals Policy on our website at www.ericksonaviation.com under “Investors” - “Corporate Governance”:
Background
In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) requiring the Securities and Exchange Commission (SEC) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are defined by the U.S. State Department as tin, tantalum, tungsten and gold (also known as the 3TGs) and related derivatives originating from the Democratic Republic of the Congo (DRC) and adjoining countries (collectively, DRC Region). The SEC rules require all SEC registrants whose commercial products contain any 3TGs to determine whether the minerals originated from the DRC Region, and, if so, whether they are conflict free. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of Conflict Minerals originating in the DRC Region.

Commitment
Erickson is committed to ethical practices and compliance with applicable laws and regulations wherever it does business. Erickson is guided by its core beliefs and values as stated in Erickson’s Code of Business Conduct and Ethics. Erickson believes that its commitment to integrity and citizenship extends to its worldwide supply base. As a result, Erickson has designed its conflict minerals reporting efforts to align and comply with Dodd-Frank’s conflict minerals reporting rules.

Expectations of Suppliers
Erickson expects its suppliers to partner with it to comply with Dodd-Frank’s conflict minerals reporting rules. Erickson expects its suppliers to:

(i) complete Erickson’s Conflict Minerals survey, identifying 3TG product they sell to Erickson and the smelter that provided the original 3TG material (Erickson’s direct suppliers may have to work with successive upstream suppliers to complete Erickson’s Conflict Minerals survey until the smelter is identified);

(ii) agree to cooperate with Erickson in connection with any due diligence that Erickson chooses to perform with respect to its country of origin inquiries; and

(iii) when Erickson deems it necessary, provide reasonable confirmation of the due diligence performed by the supplier to support the country of origin certification provided by the supplier to Erickson.

Due Diligence
Design of Due Diligence
The Company designed its overall conflict minerals procedures in conformity with the five step framework contained in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the supplements on tin, tantalum, tungsten and gold. Below is a brief summary of the Company’s due diligence framework.

Our conflict minerals due diligence process included: the development of a conflict minerals policy; establishment of governance structures with cross functional team members and senior executives; communication to, and engagement of, suppliers; and supply chain surveying.

We did not believe it was practicable for us to conduct a survey of all our suppliers in 2014 and we believed a reasonable approach was to conduct a survey of the suppliers who represented approximately 80% of our direct material expenditures in 2014, with plans in place to increase the survey field up to 100% by 2016. In addition, we included suppliers where the nature of the component, or the location of the supplier, indicated that those components were more likely to contain 3TG. We assessed our industry as well as others and confirmed that this risk and expenditure based approach was consistent with how many peer companies were approaching the conflict minerals due diligence process.

Internal Team
We have established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Steering Committee led by our Vice President, General Counsel, Vice President, Chief Financial Officer, Vice-President of Manufacturing & MRO, Director of Insurance and Risk Management and a team of subject matter experts from relevant functions such as, supply chain, legal, and information technology. We plan on providing periodic reports to the Audit Committee of our Board of Directors with respect to our due diligence process and compliance obligations.

Reasonable Country of Origin Inquiry
We initiated a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

We have not yet been able to fully identify countries of origin of the necessary conflict minerals and smelters and refiners used to process the necessary conflict minerals in our products. Our inability to determine the conflict status of our products is due to the difficulty in obtaining meaningful responses to our reasonable country of origin inquiries with a number of our suppliers. We plan to make follow-up inquiries to each supplier surveyed who did not respond to the initial survey.

While our inquiry efforts continue, the identification and definition of smelters is a crucial part of these due diligence efforts. We rely on the CFSI and its efforts to compile clean lists of valid smelters and “Conflict-Free” verification of said smelters, but there is still much ambiguity in the process and methodology. We recognize that this issue is not limited to our supply base and is globally affecting all industries. We plan to continue to work together with our suppliers in the reasonable country of origin search and to continue to rely on the efforts of the CFSI and other organizations in 2015.